EXHIBIT 3.1

AMENDMENTS

EFFECTIVE SEPTEMBER 29, 2006

TO THE

BYLAWS

OF

WEGENER CORPORATION

I. Effective September 29, 2006, Article III, Section 3.2 of the Company Bylaws shall be amended by the addition of the following sentence immediately following the first sentence thereof and immediately before what is currently the second sentence thereof:

AMENDMENT

Notwithstanding the preceding sentence, during the term of that certain agreement dated September 29, 2006 by and among Wegener Corporation, Henry Partners, L.P., Matthew Partners, L.P. and David W. Wright, the number of directors which shall constitute the whole Board of Directors shall be fixed at nine (9).

II. Effective September 29, 2006, Article XII of the Company Bylaws shall be amended to read in its entirely as follows:

AMENDMENT

These by-laws may be altered, amended or repealed at any regular meeting of the Board of Directors without prior notice, or at any special meeting of the Board if notice of such alteration, amendment or repeal be contained in the notice of such special meeting; provided, however, that during the term of that certain agreement dated September 29, 2006 by and among Wegener Corporation, Henry Partners, L.P., Matthew Partners, L.P. and David W. Wright, neither (i) the second sentence of Article III, Section 3.2 of these By-Laws nor (ii) this proviso to the first sentence of this Article XII shall be amended, other than by a majority vote that includes, for so long as he continues to serve as a director of the Corporation, the affirmative vote of David W. Wright. The by-laws may also be altered, amended or repealed by the stockholders at any meeting.